Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2025 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

Our financial information is presented in our presentation currency, United States Dollar, or USD. Our functional currency is the Danish Krone, or DKK. Some Danish Krone amounts in this discussion and analysis have been translated solely for convenience into USD at an assumed exchange rate of DKK 6.560 per $1.00, which was the official exchange rate of such currencies as of June 30, 2026, rounded to three decimal places.

Special note regarding forward-looking statements

This interim report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

You should read this report and the documents that we refer to in this report and have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the U.S. Securities and Exchange Commission, or the SEC, after the date of this report. We qualify all of our forward-looking statements by these cautionary statements.

Significant risks and uncertainties

As a TechBio company, we face a number of risks and uncertainties. These are common for the biopharmaceutical industry and relate to operations, research and development, commercial and financial activities. The Company expects to have sufficient funds into second half of 2027. Information on liquidity and going concern we refer to Note 2 in the condensed consolidated financial statements. For further information about risks and uncertainties the Company faces, we refer to our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 5, 2026. In addition to the risk profile described in Form 20-F the below developments should be observed.

Recent developments

Business highlights since last quarterly update

Since our Q1 2026 financial results were released, the Company has made steady progress towards its remaining strategic milestones for 2026. Highlights include:

●	Announcing the upcoming presentation of three-year clinical data for personalized cancer vaccine candidate EVX-01 at the ESMO Congress 2026

●	Presentation of new data for EVX-04, an off-the-shelf cancer vaccine for acute myeloid leukemia (AML)

●	Expansion of our R&D pipeline with EVX-05, a novel off-the-shelf therapeutic cancer vaccine program for glioblastoma

●	Presentation of new data for cytomegalovirus (CMV) vaccine candidate EVX-V1

●	Winning the 2026 Prix Galien UK Award for Best digital health solution for AI-Immunology™

●	Cash runway unchanged with cash at hand to fund operations into the second half of 2027

Progress remains strong in recent months, particularly regarding the expansion and progression of our R&D pipeline. Both EVX-04 and EVX-05 represent completely new concepts in targeting hard-to-treat cancers and are great examples of what Evaxion can do with AI-Immunology™ to identify novel, conserved cancer targets for off-the-shelf vaccines. The same is true for EVX-V1 in the infectious disease space and we are excited by the successful progress of this next-generation, multi-component CMV-vaccine program. These programs and the combined R&D pipeline show how our AI-Immunology™ platform can truly deliver product candidates, which is crucial in our ongoing efforts to enter new partnerships.

We remain active in several parallel partnership discussions based on external interest in both our AI-platform and R&D pipeline as we continue to pursue our strategy of strengthening our platform and building value through multiple partnerships.

We were awarded the Prix Galien UK Award for Best digital health solution for AI-Immunology™ in June. The award is another strong external validation and recognition of the AI-Immunology™ platform and as such supporting our partnering efforts, alongside the new data we continuously generate to further validate the fact that AI-Immunology™ really is a platform that deliver product candidates. This is an important proposition to potential business partners.

Results of operations

Comparison of the three months ended June 30, 2026, and 2025

The following table summarizes our statements of profit or loss for the periods indicated (unaudited):

	Three Months Ended June 30,
	2026	2025	Change

	(USD in thousands)

Revenue	$—	$37	$(37)
Research and development	(2,334)	(2,165)	(169)
General and administrative	(1,512)	(2,212)	700

Operating loss	(3,846)	(4,340)	494

Finance income	147	546	(399)
Finance expenses	(234)	(1,232)	998

Net loss before tax	(3,933)	(5,026)	1,093

Income tax benefit	204	195	9

Net loss for the period	$(3,729)	$(4,831)	$1,102

Revenue

No revenue was recorded for the three months ending June 30, 2026, as compared to a nominal amount for the three months ending June 30, 2025, related to grant received from the Gates Foundation.

Research and development

Research and development expenses were $2.3 million for the three months ending June 30, 2026, as compared to $2.2 million for the three months ending June 30, 2025. The slight increase was primarily due to project related costs of pipeline programs.

General and administrative

General and administrative expenses were $1.5 million for the three months ending June 30, 2026, as compared to $2.2 million for the three months ending June 30, 2025. The decrease is primarily driven by significant lower capital market transaction costs during 2026.

Net financial expenses

Net financial expenses of $0.1 million relate to net change in fair value of derivative liability and foreign exchange gains. The net amount has been reduced compared to same period last year as derivative liability has been significantly reduced.

Income taxes

The benefits from income tax were $0.2 million for the three months ending June 30, 2026, and $0.2 million for the three months ending June 30, 2025. Taxable income is related to expected tax receivable from tax losses incurred in the current financial year.

Comparison of the six months ended June 30, 2026 and 2025

The following table summarizes our statements of profit or loss for the periods indicated (unaudited):

	Six Months Ended June 30,
	2026	2025	Change

	(USD in thousands)

Revenue	$—	$37	$(37)
Research and development	(4,631)	(4,321)	(310)
General and administrative	(3,034)	(3,924)	890

Operating loss	(7,665)	(8,208)	543

Finance income	405	3,039	(2,634)
Finance expenses	(519)	(1,629)	1,110

Net loss before tax	(7,779)	(6,798)	(981)

Income tax benefit	420	387	33

Net loss for the period	$(7,359)	$(6,411)	$(948)

Revenue

No revenue was recorded for the six months ending June 30, 2026, as compared to a nominal for the six months ending June 30, 2025, related to grant received from the Gates Foundation.

Research and development

Research and development expenses were $4.6 million for the six months ending June 30, 2026, as compared to $4.3 million for the six months ending June 30, 2025. The slight increase was primarily due to project related costs of pipeline programs.

General and administrative

General and administrative expenses were $3.0 million for the six months ended June 30, 2026, as compared to $3.9 million for the six months ending June 30, 2025. The decrease mainly relates to lower capital market transactional cost.

Net financial income

Net financial expense of $0.1 million relates to net change in fair value of derivative liability and foreign exchange gains. The net amount has been reduced compared to same period last year as derivative liability has been significantly reduced.

Income taxes

The benefits from income tax were $0.4 million for the six months ended June 30, 2026. Taxable income is related to expected tax receivable based on tax losses incurred in the current financial year.

Liquidity and capital resources

Overview

As of June 30, 2026, and December 31, 2025, our available liquidity, comprised of cash and cash equivalents, was $14.0 million and $23.2 million, respectively.

As of June 30, 2026, and December 31, 2025, our total equity was $9.5 million and $17.0 million, respectively.

Our funding strategy is to balance the funding of cash needs through equity offerings, or other capital sources in case this is not covered by income from potential collaborations or licenses. With our current strategic plans and forecasted cash burn, we have sufficient cash to finance operations into second half of 2027.

Financing requirements

We monitor our funding situation closely to ensure we have access to sufficient liquidity to meet our forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transactions and adjust the cost base accordingly. With our current strategic plans, we anticipate that with the current cash position and the forecast cash requirements, we will have sufficient cash to fund operations into second half of 2027.

Accordingly, unaudited condensed consolidated financial statements have been prepared on a basis as a going concern, and which contemplates the realization of assets and discharge of liabilities and commitments in the normal course of business. We may seek additional capital if market conditions are favorable or if we have specific strategic considerations as well as operational requirements. Our spending will vary based on new and ongoing development and corporate activities. Due to high level of uncertainty of the length of time and activities associated with discovery and development of our product candidates, we are unable to estimate the actual amount of funds we will require for our developmental activities.

Our future financing requirements will depend on many factors, including, but not limited to:

●	the scope, progress, results and costs of researching and developing our AI platforms;

●

the timing of, and the costs involved in providing support to our future partners, if any, in connection with their efforts in seeking regulatory approvals in the United States and elsewhere for any future products derived from our product candidates if clinical trials are successful;

●

the cost of providing support to our future partners, if any, in connection with their commercialization activities for products derived from our product candidates, if approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing any future product candidates for clinical trials and scaling up manufacturing in preparation for late stage clinical trials;

●	the number and characteristics of additional product candidates that we pursue;

●

our ability to establish and maintain collaborations, partnerships, licensing or other arrangements with third parties, including the timing of receipt of any potential milestone payments, licensing fees or royalty payments under these agreements;

●	the impact of climate change on our business operations;

●

the effects of the continuing hostilities between Ukraine and Russia, and between Israel and Hamas, along with the retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Europe and around the globe;

●

our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense, and enforcement of any patents or other intellectual property rights;

●	the timing, receipt, and amount of sales of, or royalties on, any products developed by our future partners, if any, derived from our product candidates;

●	our need and ability to hire additional management, scientific, technical and business personnel; and

●	the extent to which we acquire or invest in businesses, products, or technologies (although we currently have no commitments or agreements relating to any of these types of transactions).

Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section in our Annual Report on Form 20-F for the year ended December 31, 2025 — “Item 3. Key Information—D. Risk Factors”. You are urged to consider these factors carefully, especially also when evaluating the forward-looking statements.

Cash flows

The following table summarizes our cash flow for the periods indicated (unaudited):

	Six Months Ended June 30,
	2026	2025
	(USD in thousands)
Cash flow data:
Net cash used in operating activities	$(8,263)	$(7,724)
Net cash used in investing activities	(4)	(3)
Net cash (used in) provided by financing activities	(469)	15,593

Net change in cash and cash equivalents	$(8,736)	$7,866

Operating activities

Net cash used in operating activities was $8.3 million for the six months ending June 30, 2026. The largest component of our cash used in operating activities during this period was a net loss for the period of $7.4 million and non-cash adjustments and changes in working capital of $1.1 million, mainly relating to accrued expenses and other payables.

Net cash used in operating activities was $7.7 million for the six months ending June 30, 2025. The largest component of our cash used in operating activities during this period was a net loss for the period of $6.4 million and non-cash adjustments and changes in working capital of $0.8 million. The non-cash charges primarily consisted of a gain from changes in fair value of liability-classified warrants of $2.0 million

Investing activities

Net cash used in investing activities for the six months ending June 30, 2026, and 2025, was nominal.

Financing activities

Net cash used in financing activities was $0.5 million for the six months ending June 30, 2026, related to repayment of borrowings and leasing installments, compared to $15.6 million for six months ending June 30, 2025, related to proceeds from capital market activity.

Off-balance sheet arrangements

As of June 30, 2026, we did not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We did not have any other off-balance sheet arrangements, as defined in the rules and regulations of the SEC, as of or during the periods presented.

Quantitative and qualitative disclosures about market risk

Market risk is the risk that the fair value of, or future cash flows from, a financial instrument will vary due to changes in market prices. The type of market risk that primarily impacts us is foreign currency risk.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from our expenditure in foreign currencies, mainly USD. This exposure is known as transaction exposure. We are exposed to foreign currency risk because of operating transactions and the translation of foreign currency bank accounts and short-term deposits. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses, and we make payments from those positions. For the six months ending June 30, 2026, we experienced a net foreign exchange gain of $0.1 million, whereas the same period in 2025 showed a loss of $0.2 million. We believe a 10% change in foreign exchange rate would not have a material impact on our operating results.

Interest rate risk

We manage interest rate risk by monitoring short- and medium-term interest rates and placing cash on deposit for periods that optimize the amount of interest earned while maintaining access to sufficient funds to meet day-to-day cash requirements. We do not currently have any loans or holdings that have a variable interest rate. Accordingly, we are not exposed to material interest rate risk.

Recently adopted accounting pronouncements and accounting pronouncements not yet adopted

A description of recently adopted accounting pronouncements and accounting pronouncements not yet adopted that may potentially impact our financial position and results of operations is disclosed in Note 3 to our audited consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2025.